FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

3 JUN 2004

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith copies of the announcements dated 1st and 2nd June, 2004 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above documents have been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

dlw 6/15

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

CONNECTED TRANSACTION

Acquisition of interest in Suguo Supermarket Co., Ltd.

The directors of China Resources Enterprise, Limited announced that China Resources Supermarket, a wholly owned subsidiary of the Company, entered into an acquisition agreement with Jiangsu Foodstuff on 31st May, 2004 for the acquisition of a 24.25 % equity interest in Suguo, a 49.25% subsidiary of the Group for a consideration of RMB310,000,000 (equivalent to approximately HK$292.5 million). Following the Acquisition, Suguo will be 73.5% owned by China Resources Supermarket with the remaining 11.5% being owned by Zheng Xin Gang and 15% being owned by Jiangsu Foodstuff.

As Jiangsu Foodstuff is a substantial shareholder of Suguo, the Jiangsu Foodstuff Acquisition constitutes a connected transaction of the Company under the Listing Rules. For the purposes of the Listing Rules governing connected transactions, as each of the relevant percentage ratio is less than 2.5%, the Jiangsu Foodstuff Acquisition is therefore only subject to the reporting and announcement requirements in accordance with rules 14A.45 and 14A.47 and is exempt from the independent shareholders' approval requirement under the Listing Rules.

THE JIANGSU FOODSTUFF AGREEMENT DATED 31ST MAY, 2004

Purchaser:	China Resources Supermarket
Vendor:	Jiangsu Foodstuff, a stated owned enterprise established in the PRC, and together with its subsidiaries engaged in the trading and distribution of food products in the Jiangsu Province of the PRC
Asset to be acquired:	the 24.25% equity interest in Suguo
Consideration:	RMB310,000,000 (equivalent to approximately HK$292.5 million).

The consideration has been arrived at after arm's length negotiations between the vendor and the purchaser who has also taken into account, among others, trading multiples of comparable companies and transactions in the retail chain industry in Hong Kong and China, and the business prospects of Suguo.

Based on the audited consolidated net profit of Suguo for the year ended 31st December, 2003 of approximately RMB46.8 million (equivalent to approximately HK$44.1 million), the consideration for the Jiangsu Foodstuff Acquisition represents a historic price earnings multiple of about 27.3 times. In December 2003, Suguo completed the Capital Increase required for its business development purposes. Excluding the portion of Capital Increase attributable to the 24.25% interest to be acquired under the Jiangsu Foodstuff Acquisition of RMB49.4 million (equivalent to approximately HK$46.6 million), the adjusted consideration for the Jiangsu Foodstuff Acquisition of

Based on the unaudited management accounts of Suguo, consolidated turnover of Suguo for the three months ended 31st March, 2004 was approximately RMB1,173.3 million (equivalent to approximately HK$1,106.9 million), representing a 36.6% increase from RMB858.7 million (equivalent to approximately HK$810.1 million) for the three months ended 31st March, 2003. As at 31st December, 2003, Suguo had capital commitment in the amount of RMB100 million (approximately HK$94.3 million) in respect of construction of a logistics centre for its operations.

REASONS FOR THE ACQUISITION

At present, the Group's supermarket business in the PRC is managed principally via two subsidiary companies, China Resources Vanguard and Suguo. The directors of the Company regard the Group is among the largest supermarket operators in China with leading market share in Guangdong province and Jiangsu province.

The business of China Resources Vanguard has been concentrated in the southern part of China whilst that of Suguo is in the eastern part of China. In particular, the Group (other than Suguo) also has supermarket operations in Suzhou of the Jiangsu province which had a consolidated turnover of approximately RMB555.6 million (equivalent to approximately HK$524.2 million for the year ended 31st December, 2003. As a result of the Acquisitions, the Group can further increase its ability to strengthen its position with its suppliers and the Group's supply chain in Jiangsu province can become more efficient and the distribution network can be expanded and better utilized, therefore, the directors of the Company believe that synergies will be created leading to higher profitability ultimately. Suguo will also be in a better financial position to expand into neighboring provinces.

Following completion of the Acquisitions, the aggregate investment cost of the Group for its 73.5% interest in Suguo was approximately RMB681.4 million (equivalent to approximately

2003, Suguo completed the Capital Increase required for its business development purposes. Excluding the portion of Capital Increase attributable to the 24.25% interest to be acquired under the Jiangsu Foodstuff Acquisition of RMB49.4 million (equivalent to approximately HK$46.6 million), the adjusted consideration for the Jiangsu Foodstuff Acquisition of approximately RMB260.6 million (equivalent to approximately HK$245.9 million) represents a historic price multiple of about 23.0 times the attributable net profit for the year ended 31st December, 2003.

The attributable consolidated net asset value as at 31st December, 2003 for the 24.25% interest in Suguo was approximately RMB97.2 million (equivalent to approximately HK$91.7 million). The consideration represents a premium of approximately RMB212.8 million (equivalent to approximately HK$200.8 million) to the attributable consolidated net assets of the 24.25% interest in Suguo, representing a premium of approximately 218.9%.

Based on Suguo's registered capital of RMB253.8 million (equivalent to approximately HK$239.4 million), the 24.25% interests to be disposed by Jiangsu Foodstuff pursuant to the Jiangsu Foodstuff Agreement represents RMB61.6 million (equivalent to approximately HK$58.1 million).

Based on the business prospects of Suguo, the trading multiples of comparable companies and transactions in the retail chain industry in Hong Kong and China and other factors, the directors of the Company (including the independent non-executive directors) considered that the Jiangsu Foodstuff Agreement was being entered into in the ordinary course of business and on normal commercial terms which are fair and reasonable and in the interest of shareholders of the Company as a whole (including independent shareholders).

Payment arrangement: The consideration for the Jiangsu Foodstuff Acquisition shall be satisfied in cash (funded through internal resources of the Company) in the following manner:

- RMB155 million (equivalent to some HK$146.25 million) shall be payable within 10 working days of the issue of the approval certificate by the Approval Authority; and
- the balance of the consideration of RMB155 million (equivalent to some HK$146.25 million) shall be payable within 10 working days upon completion of the business registration changes to be filed with the State Administration of Industry and Commerce.

Condition: The Jiangsu Foodstuff Agreement is conditional upon the approvals issued by the Approval Authority in respect of the Jiangsu Foodstuff Acquisition.

Long-stop date: The Jiangsu Foodstuff Agreement provides that if the relevant approvals are not obtained on or before 30th May, 2005, either party may by notice in writing terminate (without penalty) the Jiangsu Foodstuff Agreement.

INFORMATION ABOUT SUGUO

Based on the 2003 Ranking of 30 Largest PRC Retail Chain Enterprises (2003年最大30家連鎖企業) compiled by the Ministry of Commerce of the PRC and other industry information, the directors of the Company believe that Suguo is currently the largest supermarket chain operator in Jiangsu province, China. It was established in July

network can be expanded and better utilized, therefore, the directors of the Company believe that synergies will be created leading to higher profitability ultimately. Suguo will also be in a better financial position to expand into neighboring provinces.

Following completion of the Acquisitions, the aggregate investment cost of the Group for its 73.5% interest in Suguo was approximately RMB681.4 million (equivalent to approximately HK$642.8 million). Excluding the portion of the Capital Increase attributable to the 73.5% interest of approximately RMB149.6 million (equivalent to approximately HK$141.1 million), the adjusted aggregate investment cost of the Group of approximately RMB531.8 million (equivalent to some HK$501.7 million) represents a historic price multiple of about 15.5 times the attributable net profit for the year ended 31st December, 2003. The directors of the Company regard the Group's investment in Suguo as a key investment for the Group's supermarket business.

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, including retail, beverage, food processing and distribution, textile, petroleum and chemical distribution, property and other investments.

GENERAL

As Jiangsu Foodstuff is a substantial shareholder of Suguo, the Jiangsu Foodstuff Acquisition constitutes a connected transaction of the Company under the Listing Rules. Based on the consideration for the Jiangsu Foodstuff Acquisition of RMB310,000,000 (equivalent to approximately HK$292.5 million) and the market capitalisation of the Company of approximately HK$19,898.5 million calculated on the basis of the average closing price of HK$9.46 per share in the Company for the five trading days up to and including 31st May, 2004, each of the relevant percentage ratio is less than 2.5%. Accordingly, the Jiangsu Foodstuff Acquisition is only subject to the reporting and announcement requirements in accordance with rules 14A.45 and 14A.47 and is exempt from the independent shareholders' approval requirement under the Listing Rules.

DEFINITIONS

"Approval Authority"	中華人民共和國商務部 (Ministry of Commerce of the People's Republic of China)
"Capital Increase"	An increase in the registered capital of Suguo in December 2003 of RMB203,820,000 (equivalent to some HK$192.3 million), fully paid up by all shareholders of Suguo in proportion to their respective shareholding interests
"China Resources Supermarket"	China Resources Supermarket (BVI) Company Limited, a company incorporated in the British Virgins Island and a wholly owned subsidiary of the Group
"China Resources Vanguard"	華潤萬家有限公司 (China Resources Vanguard Co., Ltd), a company incorporated in the PRC and a 65% owned subsidiary with the remaining 35% owned by CRNC
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited
"CRNC"	中國華潤總公司 (China Resources National Corporation), a state-owned enterprise established in the PRC ...

File No.82-4177

	approvals issued by the Approval Authority in respect of the Jiangsu Foodstuff Acquisition.
Long-stop date:	The Jiangsu Foodstuff Agreement provides that if the relevant approvals are not obtained on or before 30th May, 2005, either party may by notice in writing terminate (without penalty) the Jiangsu Foodstuff Agreement.

INFORMATION ABOUT SUGUO

Based on the 2003 Ranking of 30 Largest PRC Retail Chain Enterprises (2003年最大30家連鎖企業) compiled by the Ministry of Commerce of the PRC and other industry information, the directors of the Company believe that Suguo is currently the largest supermarket chain operator in Jiangsu province, China. It was established in July 1996 and operated 65 superstores, 58 supermarkets and 191 convenience stores in Jiangsu Province as at 31st December, 2003. Jiangsu Foodstuff is one of the founders of Suguo. The directors believe that Suguo will continue to increase its presence in Jiangsu province and will also expand into the neighbouring provinces by opening new stores.

The Company first acquired its 39.25% interest in Suguo back in November, 2002 and subsequently increased its interest to 49.25% in September, 2003. Each of these two transactions does not constitute a notifiable or connected transaction of the Company at the time when such transaction was entered into. Since October, 2003, the accounts of Suguo have been consolidated into the accounts of the Company as the Company obtained control of the board of directors of Suguo. After the Jiangsu Foodstuff Acquisition, the interest of the Company in Suguo will be increased to 73.5% and the interest held by Jiangsu Foodstuff will be reduced to 15%. The interest held by Zheng Xin Gang will remain as 11.5% (without voting rights). The composition of board of directors of Suguo after the Jiangsu Foodstuff Acquisition has not yet been finalised.

The audited consolidated turnover, net profits before and after taxation and extraordinary items in respect of the two financial years ended 31st December, 2003 of Suguo are as follows:

	Year ended 31st December, *(RMB'000)* Audited 2003	2002
Turnover	**3,263,620.6 (equivalent to approximately HK$3,078.9 million)**	2,608,566.4 (equivalent to approximately HK$2,460.9 million)
Consolidated net profit before taxation and extraordinary items	**73,894.9 (equivalent to approximately HK$69.7 million)**	61,149.3 (equivalent to approximately HK$57.7 million)
Consolidated net profit after taxation and extraordinary items	**46,773.3 (equivalent to approximately HK$44.1 million)**	40,853.6 (equivalent to approximately HK$38.5 million)

The audited consolidated net asset of Suguo was approximately RMB400.7 million (equivalent to approximately HK$378.0 million) as at 31st December, 2003.

"China Resources Supermarket"	China Resources Supermarket (BVI) Company Limited, a company incorporated in the British Virgins Island and a wholly owned subsidiary of the Group
"China Resources Vanguard"	華潤萬家有限公司 (China Resources Vanguard Co., Ltd), a company incorporated in the PRC and a 65% owned subsidiary with the remaining 35% owned by CRNC
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited
"CRNC"	中國華潤總公司 (China Resources National Corporation), a state-owned enterprise established in the PRC, the ultimate holding company of the Company
"Group"	Company and its subsidiaries
"Jiangsu Foodstuff"	江蘇省果品食雜總公司 (Jiangsu Foodstuff Co., Ltd.), a state-owned enterprise established in the PRC, which holds 39.25% of the registered capital of Suguo
"Jiangsu Foodstuff Acquisition"	The acquisition of 24.25% equity interest in Suguo as provided under the Jiangsu Foodstuff Agreement
"Jiangsu Foodstuff Agreement"	An acquisition agreement between China Resources Supermarket and Jiangsu Foodstuff dated 31st May, 2004 in relation to the acquisition of 24.25% equity interest in Suguo as referred to in this announcement
"PRC"	People's Republic of China
"Suguo"	蘇果超市有限公司 (Suguo Supermarket Co., Ltd.), a company incorporated in People's Republic of China and a 49.25% subsidiary of the Group
"Suguo Group"	Suguo and its subsidiaries
"Zheng Xin Gang"	北京正新港科技發展有限公司 (Beijing Zheng Xin Gang Technology Development Co., Ltd), a company incorporated in the PRC and an indirect wholly owned subsidiary of CRNC

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 1st June, 2004

As at the date of this announcement, the executive directors of the Company are Mr. Ning Gaoning (Chairman), Mr. Song Lin (Deputy Chairman and Managing Director), Mr. Chen Shulin (Deputy Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code : 291)

ANNUAL GENERAL MEETING HELD ON 2 JUNE 2004 — POLL RESULTS

China Resources Enterprise, Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting (the "AGM") of the Company held on 2 June 2004 as follows:

	Resolutions	Number of Votes (%) For	Number of Votes (%) Against
1.	The audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2003 be adopted.	1,451,592,561 (100%)	— (0.00%)
2.	A final dividend of HK14 cents per share for the year ended 31 December 2003 be paid on or about 15 June 2004 to shareholders whose names appear on the register of members of the Company on 27 May 2004.	1,452,030,561 (100%)	— (0.00%)
3.	(a) Mr. Qiao Shibo be re-elected as Director.	1,437,146,370 (99.66%)	4,886,671 (0.34%)
	(b) Mr. Yan Biao be re-elected as Director.	1,437,146,370 (99.66%)	4,886,671 (0.34%)
	(c) Mr. Jiang Wei be re-elected as Director.	1,437,146,370 (99.66%)	4,886,671 (0.34%)
	(d) Dr. Chan Po Fun, Peter be re-elected as Director.	1,437,146,370 (99.66%)	4,886,671 (0.34%)
	(e) The remuneration of the Directors for the year ending 31 December 2004 be fixed at the rate of HK$50,000 for each executive and non-executive director and HK$120,000 for each independent non-executive director.	1,437,146,370 (99.66%)	4,886,671 (0.34%)
4.	Messrs. Deloitte Touche Tohmatsu be re-appointed auditors of the Company until the conclusion of the next annual general meeting at a remuneration to be fixed by the board of directors.	1,442,033,041 (100%)	— (0.00%)
5.	Ordinary Resolution in Item No.5 of the Notice of AGM. (To give a general mandate to the Directors to repurchase shares of the Company)	1,451,826,761 (98.94%)	15,580,692 (1.06%)
6.	Ordinary Resolution in Item No.6 of the Notice of AGM. (To give a general mandate to the Directors to issue new shares of the Company)	1,251,297,075 (85.27%)	216,104,378 (14.73%)
7.	Ordinary Resolution in Item No.7 of the Notice of AGM. (To extend the general mandate to be given to the Directors to issue shares)	1,445,081,890 (98.48%)	22,325,563 (1.52%)

As more than 50% of the votes were cast in favour of the above resolutions, they were duly passed as ordinary resolutions.

	Resolutions	For	Against
8.	Special Resolution in Item No.8 of the Notice of AGM. (To amend the existing articles of association of the Company)	1,451,170,561 (99.99%)	50,000 (0.01%)

As more than 75% of the votes were cast in favour of the resolution, the above resolution was duly passed as a special resolution.

The total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM was 2,103,432,215 shares. No shareholder was required to vote only against any of the resolutions at the AGM. Standard Registrars Limited, the Share Registrars of the Company, acted as scrutineer for the poll at the AGM.

For and on behalf of
China Resources Enterprise, Limited
LEE Yip Wah, Peter
Company Secretary

Hong Kong, 2 June 2004

As at the date of this announcement, the executive directors of the Company are Mr. Ning Gaoning (Chairman), Mr. Song Lin (Deputy Chairman and Managing Director), Mr. Chen Shulin (Deputy Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.